Filed by Bancolombia S.A. Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 001-32535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of Oct 2024

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82—    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date October 29, 2024	By:	/s/ MAURICIO BOTERO WOLFF
	Name:	Mauricio Botero Wolff.
	Title:	Vice President of Finance

October 29, 2024

Medellin, Colombia

Bancolombia S.A. (“Bancolombia”) announces that its Board of Directors has authorized management to move forward with the steps necessary to modify the corporate structure of Grupo Bancolombia

Bancolombia S.A. (“Bancolombia”) announced today that its Board of Directors has authorized management to move forward with the steps necessary to modify the corporate structure of Bancolombia, its affiliates and subsidiaries (“Grupo Bancolombia”) through the creation of a holding company to be named Grupo Cibest S.A. (“Grupo Cibest”) as well as certain related corporate transactions (the “Corporate Structure Changes”).

The Corporate Structure Changes seek to establish a structure that allows the separation of Bancolombia as a financial entity, on the one hand, and Grupo Cibest as parent company, on the other, to optimize the capital allocation, facilitate the structuring of financial and non-financial businesses, and provide flexibility for corporate development initiatives.

The following chart sets forth a simplified view of the current structure of Grupo Bancolombia:

The following chart sets forth a simplified view of the structure following the Corporate Structure Changes1:

The Corporate Structure Changes will be presented, as applicable, for consideration at shareholder meetings of the entities involved, including at an Extraordinary General Shareholders’ Meeting of the common and preferred shareholders of Bancolombia (the “Extraordinary General Shareholders’ Meeting”), once required regulatory authorizations are obtained in Colombia and in other jurisdictions where Bancolombia’s affiliates and subsidiaries operate.

The Changes in the Corporate Structure include the following transactions:

i.

The distribution of certain subsidiaries by Bancolombia (Panama) S.A. to Sociedad Beneficiaria BC Panamá S.A.S., a company established by Bancolombia with the sole purpose of being the beneficiary of this distribution and subsequently merged into Bancolombia.

ii.	The merger of Sociedad Beneficiaria BC Panamá S.A.S into Bancolombia.

iii.	The distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia S.A. Corporación Financiera to Bancolombia.

[1]	This chart is presented for illustrative purposes and is not intended to present the entire structure of Grupo Cibest following the Corporate Structure Changes.

iv.	The distribution of certain assets and subsidiaries of Bancolombia to Grupo Cibest.

Once the Corporate Structure Changes are completed, Grupo Cibest will be the parent company of Bancolombia its affiliates and subsidiaries.

The shareholders of Bancolombia will become shareholders of Grupo Cibest, maintaining the same number of shares and the same percentage investment and under the same terms and conditions they have in Bancolombia at the time the transaction is finalized, which means the transaction will not involve the change in any rights with respect to the common and preferred shares nor any transfer of value to third parties.

Grupo Cibest will issue to the shareholders of Bancolombia the same class of shares (ordinary shares and preferred shares with dividends and no voting rights) with the same rights that those shareholders have in Bancolombia on the date of finalization of the transaction.

Grupo Cibest’s ordinary shares and preferred shares will be listed on the Bolsa de Valores de Colombia – BVC, and Grupo Cibest will maintain an American Depositary Receipt (“ADR”) facility equivalent to Bancolombia’s existing ADR facility, with such ADRs representing interests in Grupo Cibest’s preferred shares and listed on the New York Stock Exchange – NYSE.

Once the Corporate Structure Changes are implemented, Bancolombia will continue to be the issuer of its bonds that are outstanding at the time of the Corporate Structure Changes.

Bancolombia, its affiliates and subsidiaries will continue to offer the same products and services in the same manner as they have been offered to date. Clients will continue to be serviced through the same existing channels, and products will maintain the same terms and conditions, without any change or modification.

The authorization of the Board of Directors includes carrying out all necessary actions to finalize the Corporate Structure Changes, including, but not limited to, those actions aimed at convening the Extraordinary General Shareholders’ Meeting once the required regulatory approvals are obtained.

The information regarding the Corporate Structure Changes will be available at https://www.grupobancolombia.com/relacion-inversionistas/inversionistas/grupo-cibest.

Important Information

In connection with the proposed Corporate Structure Changes, Bancolombia will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and amendments thereto. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from Bancolombia S.A. on the Investor Relations section of its website https://www.grupobancolombia.com/investor-relations/investors.

Forward-Looking Statements

This release contains statements which may constitute “forward-looking statements”. These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

Contacts

Julián Mora Gomez	Mauricio Botero Wolff	Catalina Tobon Rivera

Corporate VP	Financial VP	IR Director

Tel.: (57604) 4042436	Tel.: (57604) 4040858	Tel.: (57601) 4485950